RAPT THERAPEUTICS, INC.

561 Eccles Avenue

South San Francisco, California 94080

August 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski

Mr. Dietrich King

Ms. Sasha Parikh

Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232572)

Ladies and Gentlemen:

Further to the telephone conversation yesterday between Michael Tenta and Ms. Bednarouski, on behalf of RAPT Therapeutics, Inc. the undersigned hereby confirms the withdrawal of the request for acceleration dated July 26, 2019 with respect to the above-referenced Registration Statement on Form S-1, as amended (File No. 333-232572).

Very truly yours,

RAPT THERAPEUTICS, INC.

By:	/s/ Eric Hall
Name:	Eric Hall
Title:	Interim Chief Financial Officer and Secretary

cc Michael Tenta